Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

March 19, 2021

VIA EDGAR

Karen Rossotto, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zell Capital

Registration Statement on Form N-2 (File No. 333-237742)

Dear Ms. Rossotto:

On behalf of Zell Capital (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 23, 2020, September 30, 2020, November 16, 2020 and November 20, 2020, as well as oral comments provided to the Company from time to time thereafter, with respect to the Company’s registration statement on Form N-2 (File No. 333-237742), filed with the Commission on March 19, 2021 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 3 to the Registration Statement, filed concurrently herewith.

Correspondence

1.	Following a conversation with the Staff on January 27, 2021, the Company provided the Staff with the following summary of its proposed revisions to the offering mechanics provided in the Company’s Registration Statement.

Response: The Company supplementally advises the Staff that it proposed the below offering structure to address the Staff’s concerns surrounding Section 23(b) of the 1940 Act, the need for investors to know the current NAV before making their investment decision and accounting concerns related to the escrow structure. The Company believes that eliminating the concept of escrow and providing investors the chance to “opt in” to the investment after the monthly NAV is disclosed (as discussed in further detail below) should address the Staff’s concerns about the Company’s offering structure during the Initial Offering Period.

The Company’s proposed offering structure during the Initial Offering Period (as defined in the Form N-2) will operate as follows:

●	During a calendar month, investors may subscribe for an investment in the Company by opening an account on the Company’s website, where they will be asked to provide their contact information, a bank account and indicate the amount they would like to invest. No funds will be withdrawn from the investor’s account at this time. On the last day of the calendar month, subscriptions for that month will be closed.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

●	Within five days of the end of the month, the Company’s net asset value (“NAV”) will be determined as of the last calendar day of the month by the Board. After NAV is determined, investors will receive an email prominently displaying the Company’s current NAV and the offering price of $20 per share. At that time, investors will be given 48-hours to opt in to the investment (either through email or a phone call to the transfer agent). To the extent investors do not respond to the email, the Company may follow-up with those investors via phone or email.

●	If the investor ultimately does not opt in to the investment within the allotted time, no funds will be withdrawn and the investor’s online account will be closed.

●	If the investor does affirmatively opt in to the investment, funds will be withdrawn from the bank account they in their investor account application and the transfer agent will issue the appropriate shares. At that point, a sale has occurred (within 48-hours of the determination of NAV).

●	The foregoing procedures will also apply to subsequent investments into an account.

The foregoing procedures are discussed in the Registration Statement, which will be available on the Company’s website, and will also be prominently set forth separately on the Company’s website.

2.	On January 12, 2021, the Company submitted the following summary to the Staff regarding proposed revisions which, after further discussions with the Staff, were not adopted by the Company. This summary was submitted in response to a Staff comment suggesting that 48-hour NAV disclosure was appropriate given the Company’s prior offering mechanics (which have now been revised substantially). The Company is including this summary as part of this correspondence in response to the Staff’s request that the Company file all informal correspondence with the next response letter.

Response: The Company believes striking a NAV within 48 hours of a commitment of funds to escrow would place an administrative burden on the Company that is not justified by the benefit to investors. Accordingly, the Company proposed an alternative approach, the key points of which are discussed below.

Section 23(b) of the 1940 Act requires NAV to be determined within 48 hours of the sale of shares. The Company believes that monthly NAV determination complies with Section 23(b), and the company intends to make a monthly determination of NAV within 48 hours of each monthly closing, which will then be disclosed prominently on the company’s website along with the $20 offering price (during the initial offering period).

However, in light of the Staff’s concern that investors will be making a decision about whether to make an investment prior to the monthly closing and thus without timely information about the spread between NAV and the purchase price, the Company proposed certain revisions to its offering structure. Specifically, the Company proposed an offering structure whereby investors would be provided with an opportunity to withdraw their investment/receive a refund from escrow after the monthly determination of NAV was published and before amounts were taken down from escrow. In other words, investors’ commitments would not be binding until NAV was determined and disclosed in connection with the monthly closing (which would also be published on the Company’s website and sent to each prospective purchaser in an email). A prospective purchaser would have 48 hours after NAV was published and set forth in an email to finalize their investment decision. A sample timeline is set forth below:

●	January 1 through January 31 – Investor creates an account on the company’s website and has its investment placed in escrow.

●	January 31 – Closing of escrow for the month of January.

●	February 1 to February 10 – Following January 31 closing of escrow, the Company will determine NAV as of January 31.

●	February 10 (approximate) – After the Company has made its monthly NAV determination, each investor who made an investment in the Company (i.e., into escrow) during the month of January will receive an email: (1) disclosing NAV as of January 31 along with the offering price that the investor paid for its shares ($20 during the initial offering period); and (2) notifying the investor of its opportunity to withdraw its investment and receive a full refund of their payment from escrow. Investors will have 48 hours to notify the transfer agent of their intent to withdraw their investment/receive a refund. The investment will become binding on the investor at the end of that 48 hour period.

The Company will disclose on its website and in its prospectus the ability of investors to withdraw their investment and receive a return of their funds from escrow.

As noted above, upon further discussions with the Staff, the Company decided not to adopt this proposed offering structure.

3.	On December 1, 2020, the Company submitted the following summary in response to a Staff comment requesting the Company to make 48-hour NAV determinations.

Response: The Company supplementally advises the Staff that it believes that daily or 48-hour NAV disclosure would not provide significant value to investors at the time of the investment decision. The Company’s NAV is only expected to change upon changes to the valuation of the underlying investments or significant changes in the expense accruals. The valuation of the underlying investments is not expected to change within any given month, given the nature of venture capital investments. Expense analysis are performed on a quarterly basis and any new expense accruals will impact the next valuation period. An increase in the frequency of the NAV calculation will increase the expenses of the Company without providing any benefit to the potential investors, as the Company does not expect the daily NAV to vary from the monthly NAVs calculated. Therefore, the Company does not think that daily NAV or 48-hour NAV disclosure is necessary or appropriate given the administrative burden/cost this would place on the Company.

This situation is not unlike non-traded closed-end funds, as investors in non-traded closed-end funds often do not know whether they are paying a premium to NAV when they enter into the subscription agreement with the company. Further, such non-traded closed-end funds are only required to determine NAV quarterly, rather than the more onerous daily or 48-hour requirement proposed here.

General

4.	Please supplementally advise the Staff why the Company believes it is appropriate to implement the $20.00 fixed offering price during the Initial Offering Period, and why investors would choose to pay the potential premium to NAV during the Initial Offering Period.

Response: The Company believes that the Initial Offering Period with a fixed sales price will be an essential feature of its proposed Access Fund model. Because the Company intends to invest in early-stage startup companies, it may not experience significant appreciation (or depreciation) in the value of its investments until a portfolio company’s next funding round, which may not occur until up to eighteen months after the Company makes an investment in such portfolio company. However, the Company will incur expenses related to its operations from the outset. Due to these dynamics, the Company expect that its NAV will decrease based on the ratio of operating expenses compared to capital raised. As such, if the Company were to sell its shares at NAV during the Initial Offering Period, early investors would experience a dilution in the value of their shares as the Company’s offering expenses drive down the NAV, as compared to later investors who could take advantage of the lower offering price to avoid expenses related to the Company’s operations.

In contrast, a $20.00 fixed offering price during the Initial Offering Period would help ensure that all investors share ratably in the initial operating expenses. Notably, some investors may pay a premium to NAV when purchasing shares of the Company’s common stock, which premium may be more significant as the Company’s operating expenses drive NAV down during the Initial Offering Period. However, this is necessary to ensure that investors during the Initial Offering Period are equally shouldering the burden of the Company’s initial operating costs. When an investor purchases shares at $20.00 per share during the Initial Offering Period, any delta between the $20.00 purchase price and NAV is expected to represent that investor’s proportionate coverage of fund operating expenses retroactive to the launch of the Company.

The Company’s aim is to ensure that all investors in the Company have the same economic interest, and it believes the fixed offering price is an important feature to achieve this goal given the long-term, illiquid nature of the Company.

5.	Please consider whether more frequent NAV disclosure—e.g., daily NAV disclosure or 48-hour NAV disclosure—is necessary and appropriate.

Response: The Company acknowledges the Staff’s comments and, pursuant to further discussions with the Staff, has determined that a monthly determination of NAV is appropriate in light of the Company’s revised offering structure.

6.	We note your response to comment one (above) includes the statement that you intend “to invest in early stage startups” and “may not experience significant appreciation or depreciation in the value of [your] investments until the portfolio company’s next funding round, which may not occur until twelve to eighteen months after [you] make an investment ...” You further note that many private funds also use fixed offering prices.

We question whether the comparison to private funds - many of which use irrevocable commitment/delayed draws -- is appropriate given the retail nature of your fund. Accordingly, we remain concerned about the potential discrepancy between the offering price and NAV over an extended offering period.

It appears possible that portfolio companies could change significantly in value in between funding rounds. Please tell us the information you will obtain and review from portfolio companies to value your investments and how you’ll ensure that (1) potential investors have sufficient and updated information about the fund’s portfolio companies (and their values) to make informed decisions; and (2) how you’ll avoid diluting existing shareholders if a portfolio company’s value increases significantly between its funding rounds.

Response: Pursuant to discussions with the Staff, the Company has revised the offering mechanics and related disclosure in response to the Staff’s comment. Specifically, the Company has eliminated the use of an escrow in its offering structure and adopted a mechanism whereby investors must affirmatively “opt in” to the investment after the Board determines NAV (monthly) and the monthly NAV is disclosed to shareholders.

Additionally, as discussed in further detail in our response to comment one, the Company believes that the fixed offering price during the Initial Offering Period is essential to avoid diluting the existing shareholders who would shoulder a disproportionate share of the Company’s initial offering expenses if the Company did not adopt the fixed offering price during the Initial Offering Period.

The Company has also revised the Registration Statement to clarify the types of events that would trigger a re-valuation of the Company’s portfolio companies, including certain upper and lower thresholders (i.e., positive and negative events) that the Company will monitor in between funding rounds.

7.	Consider whether additional corporate governance disclosure is necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Cover

8.	On the Cover, the disclosure states “We are offering on a continuous basis up to $50,000,000 worth of shares of beneficial interest (“Shares”), unless otherwise extended, at an initial offering price of $20.00 per share.” Please clarify what “unless otherwise extended” means in this context.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that “unless otherwise extended” was intended to cover the possibility that the Company may register additional shares in connection with this or any future offering. If the Company does decide to register additional Shares, it will file an amended registration statement with the Commission in accordance with federal securities laws.

9.	On the Cover, the disclosure states “our Board will establish a new net offering price that is equal to our NAV per share on a quarterly basis, subject to an assessment ….” Please clarify what “subject to an assessment” means and consider whether this language is necessary to include.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has removed this disclosure from the Registration Statement in light of the Company’s decision to have the Board determine NAV on a monthly (rather than quarterly) basis.

10.	On the Cover consider revising the following sentence: “The first determination of NAV following the first monthly purchases from escrow will be made after the first quarter end thereafter (each a “Monthly Closing”).”

Response: The Company acknowledges the Staff’s comment and advises the Staff that this phrase has been removed as it is no longer applicable under the Company’s revised offering structure.

11.	Please replace the phrase “for the first twelve to eighteen months” with “for up to eighteen months.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

12.	Please clarify what the phrase “initial closing” is referring to.

Response: The Company acknowledges the Staff’s comment and advises the Staff that this phrase has been removed from the Registration Statement.

13.	Please supplementally advise the Staff how early investors in the Initial Offering Period have the same economic interest as later investors in the Initial Offering Period, when the early investors may have to wait a substantially longer period of time to realize a return on their investment.

Response: The Company supplementally advises the Staff that, although earlier investors in the Initial Offering Period may have to wait a longer period of time to realize a return on their investment, the fixed offering price is intended to protect early investors from experiencing disproportionate dilution compared to investors who purchase shares later in the Initial Offering Period. Because the Company intends to invest in early-stage startup companies, where the goal of the startup company is to raise enough capital to finance up to 18 months of operations, the Company may not experience significant appreciation or depreciation in the value of its investments during the Initial Offering Period. However, the Company will incur expenses related to its operations from the outset. Due to these dynamics, the Company expects that its net asset value will decrease based on the ratio of operating expenses compared to capital raised. As such, if the Company were to sell its shares at net asset value during the Initial Offering Period, early investors would experience a dilution in the value of their shares as the Company’s offering expenses drive down the net asset value, as compared to later investors who could take advantage of the lower offering price to avoid expenses related to the Company’s operations. In contrast, a $20.00 fixed offering price during the Initial Offering Period would help ensure that all investors share ratably in the initial operating expenses.

Summary

14.	Please move Mr. Zell’s background information closer to the beginning of the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

15.	On page 2 of the Registration Statement, please clarify the sentence that says “Investors will likely pay a premium over NAV for their shares during the Initial Offering Period in the event of a decline in our NAV per share.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

16.	On page 3, the disclosure states “We invest primarily in what we believe to be rapidly growing venture-capital-backed emerging companies, either through private secondary transactions (i.e., purchases made from persons other than the issuer itself), other secondary transactions or direct investments in companies.” Please explain what “other secondary transactions” is referring to in this sentence.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

17.	On page 3, the disclosure states, “There will be no limits on concentration in a particular portfolio company except to the extent necessary to maintain our status as a RIC for tax purposes.” Please disclose the percentage of the Company’s portfolio that may be invested in a particular company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

The Company supplementally advises the Staff that, because the Company is non-diversified, there will be no limits on concentration, except as necessary to maintain the Company’s status as a RIC for tax purposes. The Company also advises the Staff that the Company intends to target investments in twenty-five portfolio companies, as disclosed in the Registration Statement, with an average of $2 million invested in each Company (or 4% of the Company’s assets); however, there is no guarantee that the Company will have that number of portfolio companies and may have more or fewer.

18.	On page 5, under “Leveraging Our Fund Network”, please disclose what type of platform will be used to facilitate the online community and whether there will be any compensation associated with the use of the platform (such as fees paid to a broker dealer).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that it will use either a private Facebook group, which does not involve the payment of any fees, or the Mighty Networks platform, which requires a $25 monthly payment to use the software. Both options are passive networks that the Company may use to facilitate the online community, and will only be made available to existing investors.

19.	On page 6 of the Registration Statement, please list the “other individuals under [Mr. Zell’s] direction” who will be managing the Company’s investment activities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

20.	Please supplementally advise the Staff how the Company concluded that the “Prospective Portfolio” disclosure on page 6 is appropriate under federal securities law.

Response: The Company supplementally advises the Staff that it used the “Magnitude-Probability Test” adopted by the U.S. Supreme Court in Basic Inc. v. Levinson, 485 U.S. 224 (1988), to determine that the “Prospective Portfolio” disclosure was appropriate in this Registration Statement. Under the Magnitude-Probability Test, materiality is determined by balancing the probability an event will happen against the magnitude of the event in light of the totality of the company’s activity. Here, the Company expects to enter into non-binding term sheets with certain potential portfolio companies identified prior to the effectiveness of this Registration Statement and believes there is a strong likelihood that the investments will be made once the Company has sufficient capital. Additionally, the Company’s investments in these portfolio companies will have a significant impact on investors’ interests. Because there is both a strong probability that the investments will occur and that the magnitude of such investments, coming as they would at the outset of the Company’s operations, would be significant to investors, the Company concluded that such disclosure was material. The Company would also note that this disclosure is consistent with precedent registrations statements filed with the Commission. See, e.g., OFS Credit Company, Inc., File Nos. 333-220794 and 811-23299 (October 1, 2018).

Nonetheless, in light of prior discussions with the Staff regarding the “Prospective Portfolio” disclosure, the Company has revised the disclosure to remove this section. If the Company reaches agreements, either binding or non-binding, with any of the previously disclosed prospective portfolio companies such that failure to disclose the Company’s potential investments would be considered an omission of material fact under federal securities law, the Company will update the Registration Statement to include appropriate disclosure.

Offering

21.	On page 7, please make clear that the proceeds will be held in escrow for 30 days or less and the investments will be invested three months from the date that proceeds are released from escrow.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the company no longer plans to use the escrow in its offering structure. As such, the Company has revised the disclosure accordingly.

22.	On page 8, please change the heading “Liquidity” to “Liquidity of Portfolio Investments.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

23.	On page 8, please revise the phrase “Liquidity events for the Company,” to say “realization events for the Company.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Fees and Expenses

24.	On page 10, please only use the captions required by Item 3 of Form N-2. Required explanations should be footnoted.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure accordingly. The Company also supplementally advises the Staff that it has included sub-categories under “Other Expenses” in the Fees and Expenses table in light of the Staff’s susbequent comments.

25.	Please supplementally advise the Staff how the Company plans to market itself (e.g., strategies and mechanics) and what policies will be in place to ensure that the marketing strategies comply with the federal securities laws, particularly to the extent that such marketing may be deemed to be an offering under federal securities laws.

Response: The Company supplementally advises the Staff that it will use digital advertising, social media, email and direct conversations to market the fund. The Company has developed a full marketing compliance program, including continuous internal compliance auditing, to ensure it provides all necessary disclosures and filings required by federal securities laws.

An example of the utilization of digital advertising would be Search Engine Marketing (SEM) whereby the Company would purchase advertisements that would be displayed on common search engines such as Google or Bing. A typical strategy for SEM would involve creating a “campaign” that would target search engine users who search for specific terms. Search terms the Company would target would include “Startup Investing” or “Venture Capital” or other terms that are relevant to the Company.

The Company would set a specific budget for each campaign with the goal of a person clicking on the Company’s ad to learn more information. When a person clicks on the advertisement link, they will be taken to a landing page on the Company’s corporate website that includes information and disclosures necessary for an investor to make an investment decision.

At every step of the advertising campaign, the Company will either link to or include risk disclosures so that prospective investors understand the risks of investing in the Company. The Company has an internal review process to ensure compliance with federal securities laws before any advertising campaign is initiated, as well as policies around marketing compliance.

The Company acknowledges that digital advertising has little precedent for registered funds and the Company undertakes that compliance with the federal securities laws will be maintained.

26.	On page 10, please revise the phrase “actual returns will be much higher” to say, “actual expenses will be less,” or something similar.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

27.	On page 10, please make clear that there are also costs associated with a “traditional marketing strategy using a broker-dealer.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

28.	On page 10 of the Registration Statement, we note that you have included “marketing” under “Other Expenses” in footnote four. Please supplementally advise the Staff how you are distinguishing between marketing and distribution expenses.

Response: The Company supplementally advises the Staff that it has included expenses such as consulting, public relations, website, sponsorships and conferences, among others, under “marketing.” The Company also supplementally advises the Staff that, since the Shares will be sold through the online portal, there will not be any distributions fees that will be paid to third-party platforms for distribution of the Company’s Shares.

29.	On page 10 of the Registration Statement, please delete the phrase “See Note 6.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

30.	On page 10 of the Registration Statement, please clarify the following phrase as there is no “market price” for the Shares: “participants in our distribution reinvestment plan will receive a number of our Shares, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our Shares at the close of trading on the distribution payment date, which may be at, above or below net asset value.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Risk Factors

31.	On page 14, please revise the phrase that says, “our portfolio may be concentrated in the technology-related sector” to say, “our portfolio may be focused in the technology-related sector.” Alternatively, if the Company intends to concentrate in the technology sector, please revise the registration statement, including the fundamental policies, to reflect this.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

32.	On page 14, please revise the statement that says, “the fair value of our direct investments in portfolio companies will typically not be readily determinable” to say, “a market value for our direct investments in portfolio companies will typically not be readily determinable.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

33.	Please remove the following clause from page 15, “Because we generally invest in equity and equity-related securities….” Alternatively, please explain the connection between investments in equity and the lack of regular realization events.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

34.	On page 18, please qualify the phrase “rapidly growing venture-capital-backed emerging companies” with “what we believe.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

35.	On page 20, please clearly state when the end of the offering period will occur and when a liquidity event might occur. In addition, on page 20 the Company states that it intends to explore potential liquidity events between years five and seven. However, on page 36 in the disclosure the Company states, “an equity investment in a venture capital company may have an investment holding period of up to 10 years.” Please address this inconsistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify the length of the offering period.

The Company supplementally advises the Staff that the disclosure on page 36 states that “an equity investment in a venture capital company may have an investment holding period of up to 10 years” (emphasis added). However, the Company does not expect all, or even most, of its investments to have a 10-year investment holding period. The Company may also explore potential liquidity for investors’ Shares in Zell Capital if the Company decides to conduct subsequent offerings of its Shares.

Use of Proceeds

36.	On page 26 of the Registration Statement, you removed the phrase that states that proceeds will be released from escrow every 30 days. Please confirm whether proceeds will be released from escrow every 30 days, and whether the Company intends to invest such proceeds within 3 months of their release from escrow pursuant to Guide 2 of Form N-2.

Response: The Company acknowledges the Staff’s comment and advises the Staff that this disclosure has been removed from the Registration Statement as the Company is no longer utilizing an escrow in its offering mechanics.

Discussion of Management’s Expected Operating Plans

37.	On page 30, please revise the phrase “The Company expects that revenue from the sale of its Shares” to “The Company expects that proceeds from the sale of its Shares.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Conflicts of Interest

38.	On page 43, please clarify whether, after Providence Holdings purchases the initial shares at $20.00 per share, the initial offering to the public will be conducted at $20.00 per share or whether there will be a new NAV established for the initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company also advises the Staff on a supplemental basis that Zell Access Innovation, LLC will purchase shares in a seed capital transaction, and the initial public offering will still be conducted at $20.00 per share, as indicated in the disclosure.

Control Persons

39.	Please clarify whether the phrase “Immediately prior to the completion of this offering” means the initial offering to Providence Holdings or the initial public offering. Please make this clarification globally as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Description of Our Securities

40.	On page 59, please clarify what the following sentence means: “An investment in the Company’s Shares represents an investment in the same assets of the Company.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Determination of Net Asset Value

41.	On page 49 of the Registration Statement, please also provide an example of a down round or a complete loss in the fair value example.

Response: The Company acknowledges the Staff’s comment and has removed this language from the the Registration Statement.

Exhibits

42.	Please make sure to include the Company’s governance documents as exhibits prior to effectiveness.

Response: The Company acknowledges the Staff’s comment and has included the Company’s governance documents as exhibits.

Accounting Comments

43.	On pages 29 and 47, the disclosure states “Generally, we will adjust the valuation of each of our venture stage portfolio companies only when the valuation is set by new investors in a further funding round, which is the generally accepted methodology for the valuation of start-up companies like the ones the Company intends to invest in.” Please explain how this valuation method complies with U.S. GAAP. Please also explain how the Company will value its investments if there is not another funding round.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to further explain the Company’s valuation methodology and confirm that the Company’s valuation procedures will be completed in accordance with U.S. GAAP.

44.	On page 47, please supplementally advise the Staff how the Company arrived at the figures in the example presented for determining the fair value of a venture-stage portfolio company.

Response: The Company supplementally advises the Staff that it arrived at the figures in the example presented on page 47 of the disclosure by relying on the assumption that the Company will initially be the lead investor and determine the valuation of the portfolio company. The Company assumed a hypothetical $2 million valuation, which would not be uncommon for the types of pre-revenue or early stage companies (each as described in the disclosure) in which the Company intends to invest. The Company also assumed that a new lead investor would come in for the next funding round (starting at Step 3 in the example). The figures in the example are hypothetical and intended only to provide potential investors an example for the typical valuation process for venture-stage portfolio companies.

45.	On page 47, in the example presented for determining the fair value of a venture-stage portfolio company, please also explain how the Company is taking into account differences in liquidation preferences for investors.

Response: The Company supplementally advises the Staff that every valuation it performs on a security that it holds will be performed and modeled on a fully-diluted basis and will account for liquidation preference, as well as the impacts of warrants, options and any other waterfall of preference.

46.	Please update the Company’s Valuation Policy to clarify that the Board will determine NAV on a monthly basis, rather than quarterly.

Response: The Company acknowledges the Staff’s comments and has revised the Valuation Policy accordingly.

47.	Please supplementally advise the Staff on what expenses or factors the Company expects to impact its NAV at the outset (i.e., what will NAV look like on the first day of the commencement of the offering)?

Response: The Company supplementally advises the Staff that it expects the Company’s offering, operating and organizational expenses to be the only costs impacting the Company from the outset.

48.	Please include the seed financial statements in the next filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

49.	In correspondence filed with the SEC on December 28, 2020, the Company states that it “will strive to keep all operating expenses low during the start-up period.” Please consider whether this statement is appropriate given the high expense ratio noted in the example in the Company’s Fees and Expenses Table.

Response: The Company acknowledges the Staff’s comment and has revised the corresponding disclosure in the Registration Statement accordingly.

50.	Consider whether it is appropriate to include sub-categories for “Other Expenses” in the Fees and Expenses table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

51.	How does the Company intend to treat transaction costs incurred when calculating expenses?

Response: The Company supplementally advises the Staff that it does not expect to incur transaction costs in connection with its investments.

52.	Please clarify what is included in “banking fees” in the Fees and Expenses table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

53.	Please prominently display on the Company’s website a statement that the Company provides no mechanism for shareholders to sell their shares, rather than the current statement that says it will be “difficult” for shareholders to sell shares.

Response: The Company acknowledges the Staff’s comment and will include such disclosure on the Company’s website.

54.	Please clarify when the Company will terminate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that the Company will have an indefinite term that will continue until the Board determines it is in the best interest of the Company and its shareholders to conduct a liquidity event for shareholders.

55.	Please confirm that the Company will comply with ASC 20-10-35 and the requirement to calibrate the Company’s valuations between funding rounds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

*           *           *

Please do not hesitate to call me at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Zell, Chief Executive Officer, Zell Capital